================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                               HomeFed Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    436919104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                Joseph A. Orlando
                   Vice President and Chief Financial Officer
                          LEUCADIA NATIONAL CORPORATION
                              315 Park Avenue South
                            New York, New York 10010


                                 With a copy to:


                            Andrea A. Bernstein, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  May 20, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 6 pages)
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NY2:\1571172\01\X_B_01!.DOC\76830.0194


----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.  436919 10 4                                                     13D
----------------------------------------------------------------------              ------------------------------------------------
------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [x]
                                                                                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                 2,474,226
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                      -0
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                            2,474,226
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                 -0

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:              2,474,226

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  30.0%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- -------------------------------------------------------------


                                       2

----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.  436919 10 4                                                     13D
----------------------------------------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Ian M. Cumming

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [x]
                                                                                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                   564,204 (1)
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                 216,860 (2) (see Item 5)
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                              564,204 (1)
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                            216,860 (2) (see Item 5)

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                781,064 (1)(2) (see Item 5)

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.6% (1)(2)

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------
____________________

(1) Includes 475 shares issuable upon exercise of currently exercisable stock options.

(2) Does not include 2,474,226 shares held by Leucadia which Mr. Cumming may be deemed to beneficially own as a result of his beneficial ownership of Leucadia common shares. Mr. Cumming disclaims beneficial ownership of the Common Stock held by Leucadia.


                                       3

----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.  436919 10 4                                                     13D
----------------------------------------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Joseph S. Steinberg

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (a) [x]
                                                                                                                          (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                   716,726 (3)
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                  67,850 (4) (see Item 5)
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                              716,726 (3)
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                             67,850 (4) (see Item 5)

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                784,576 (3)(4) (see Item 5)

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [X]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.5% (3)(4)

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

____________________

(3) Includes 575 shares issuable upon exercise of currently exercisable stock options.

(4) Does not include 2,474,226 shares held by Leucadia which Mr. Steinberg may be deemed to beneficially own as a result of his beneficial ownership of Leucadia common shares. Mr. Steinberg disclaims beneficial ownership of the Common Stock held by Leucadia.

Item 1.     Security and Issuer.
            -------------------

           This Statement constitutes Amendment No. 6 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by The Trust Under Agreement Dated August 14, 1998 between Leucadia National Corporation and Joseph A. Orlando, as Trustee (the "Trust"), Ian M. Cumming and Joseph S. Steinberg, with respect to the common stock, $0.01 par value per share (the "Common Stock"), of HomeFed Corporation, a Delaware corporation (the "Company"). As reported in Amendment No. 4, the Trust ceased to be a reporting person and Leucadia National Corporation was added as a reporting person; Leucadia National Corporation, Ian
M. Cumming and Joseph S. Steinberg are collectively the "Beneficial Owners." Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. The address of the principal executive office of the Company is 1903 Wright Place, Suite 220, Carlsbad, CA 92008.

           The purpose of this Amendment No. 6 is to correct a typographical error on Row (13) of Mr. Cumming's cover page in Amendment No. 5. Row (13) in Amendment No. 5 incorrectly reported Mr. Cumming's percent of class represented by amount in Row (11) as 9.5%. The correct percent is 7.6%. Mr. Cumming's ownership percentage was correctly reflected in Item 5 of Amendment No. 5 and, accordingly, is not being restated in this Amendment No. 6.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 1, 2005

                                           LEUCADIA NATIONAL CORPORATION


                                           By: /s/ Joseph A. Orlando
                                               ---------------------------------
                                               Name: Joseph A. Orlando
                                               Title: Vice President



                                           Ian M. Cumming


                                           /s/ Ian M. Cumming
                                           -------------------------------------



                                           Joseph S. Steinberg


                                           /s/ Joseph S. Steinberg
                                           -------------------------------------